Issuer Free Writing Prospectus

Dated June 15, 2016

Filed Pursuant to Rule 433

Registration Statement No. 333-199179

Supplementing the

Preliminary Prospectus Supplement

dated June 15, 2016 and the

Prospectus dated October 6, 2014

Dynegy Inc.

PRICING TERM SHEET

4,000,000 7.00% Tangible Equity Units

(the “Units”)

This pricing term sheet should be read together with the preliminary prospectus supplement dated June 15, 2016 relating to the offering by Dynegy Inc. of the Units (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated October 6, 2014 and the documents incorporated by reference therein.  Any terms used but not otherwise defined herein have the meanings given to such terms in the Preliminary Prospectus Supplement.  The following information supplements and updates the information contained in the Preliminary Prospectus Supplement and, to the extent conflicting, supersedes such information.

Issuer:	Dynegy Inc.

Title of Securities:	7.00% Tangible Equity Units

Stated Amount:	Each Unit has a stated amount of $100.00

Number of Units Offered:	4,000,000 (plus up to 600,000 additional Units at the option of the underwriters, solely to cover over-allotments)

Composition of Units:

Each Unit is comprised of a prepaid stock purchase contract (each, a “Purchase Contract”) and a senior amortizing note due 2019 (each, an “Amortizing Note”), issued by the Issuer. Each Amortizing Note has an initial principal amount of $18.9491, bears interest at a rate of 7.00% per annum and has a scheduled final installment payment date of July 1, 2019.

Initial Principal Amount of Amortizing Notes:

Initially, $18.9491 per Amortizing Note and, in the aggregate, approximately, $75,796,400 (or $87,165,860 if the underwriters exercise their over-allotment option to purchase additional Units in full).

Ticker / Exchange for the Issuer’s common stock:	DYN / New York Stock Exchange (the “NYSE”)

Closing Price of the Issuer’s common stock on the NYSE on June 15, 2016:	$16.13 per share

Reference Price:	$16.13 per share of the Issuer’s common stock, subject to adjustment. The initial Reference Price is equal to the Closing Price of the Issuer’s common stock on the NYSE on June 15, 2016.

Threshold Appreciation Price:	$19.92 per share of the Issuer’s common stock, subject to adjustment. The initial Threshold Appreciation Price represents an appreciation of approximately 23.5% above the initial Reference Price.

Minimum Settlement Rate:	5.0201 shares of the Issuer’s common stock, subject to adjustment, which is approximately equal to the $100.00 Stated Amount divided by the initial Threshold Appreciation Price.

Maximum Settlement Rate:	6.1996 shares of the Issuer’s common stock, subject to adjustment, which is approximately equal to the $100.00 Stated Amount divided by the initial Reference Price.

Delivery of Common Stock:

Subject to the assumptions and provisions described in the Preliminary Prospectus Supplement, the following table illustrates that a holder of a Unit or a separate Purchase Contract, as applicable, will receive upon mandatory settlement the following numbers of shares of the Issuer’s common stock at the following assumed constant daily VWAPs:

Assumed Constant Daily VWAP	Number of Shares of Common Stock
$15.00	6.1996
$16.13	6.1996
$18.00	5.5556
$19.92	5.0201
$21.00	5.0201

As the above table illustrates, if, for the applicable observation period, the daily VWAP remains constant and is greater than or equal to the Threshold Appreciation Price of $19.92 per share, the Issuer would be obligated to deliver upon settlement of the Purchase Contract 5.0201 shares of the Issuer’s common stock for each Purchase Contract. As a result, a holder would receive only approximately 81.0% of the appreciation in market value of the Issuer’s common stock that such holder would have received had such holder purchased $100.00 worth of shares of the Issuer’s common stock at the Reference Price instead of a Unit.

If, for the applicable observation period, the daily VWAP remains constant and is less than the Threshold Appreciation Price of $19.92 per share but greater than the Reference Price of $16.13 per share, the Issuer would be obligated to deliver a number of shares of the Issuer’s common stock upon mandatory settlement equal to $100.00, divided by such constant daily VWAP. As a result, the Purchase Contracts will settle at the money, and a holder would not receive the benefit of any appreciation in the market value of the Issuer’s common stock.

If, for the applicable observation period, the daily VWAP remains constant and is less than or equal to the Reference Price of $16.13 per share, the Issuer would be obligated to deliver upon settlement of the Purchase Contract 6.1996 shares of the Issuer’s common stock for each Purchase Contract. As a result, the holder would realize a loss on the decline in market value of the Issuer’s common stock below the Reference Price.

Early Settlement Upon a Fundamental Change:

The following table sets forth the fundamental change early settlement rate, subject to adjustment, per Purchase Contract for each stock price, subject to adjustment, and effective date set forth below:

Effective Date	Stock Price
	$4.00	$8.00	$12.00	$14.00	$16.13	$18.00	$19.92	$25.00	$30.00	$35.00	$40.00	$50.00
June 21, 2016	6.0505	5.7605	5.5109	5.4160	5.3341	5.2758	5.2268	5.1359	5.0821	5.0488	5.0277	5.0201
October 1, 2016	6.0762	5.7992	5.5416	5.4412	5.3540	5.2917	5.2393	5.1425	5.0858	5.0512	5.0296	5.0201
January 1, 2017	6.0982	5.8362	5.5716	5.4657	5.3731	5.3067	5.2509	5.1480	5.0884	5.0527	5.0307	5.0201
April 1, 2017	6.1182	5.8746	5.6036	5.4919	5.3931	5.3222	5.2624	5.1529	5.0903	5.0535	5.0313	5.0201
July 1, 2017	6.1364	5.9157	5.6392	5.5208	5.4151	5.3387	5.2744	5.1571	5.0913	5.0534	5.0312	5.0201
October 1, 2017	6.1525	5.9596	5.6794	5.5535	5.4393	5.3564	5.2865	5.1602	5.0909	5.0522	5.0303	5.0201
January 1, 2018	6.1657	6.0057	5.7249	5.5905	5.4663	5.3754	5.2988	5.1616	5.0887	5.0496	5.0286	5.0201
April 1 2018	6.1756	6.0524	5.7763	5.6325	5.4963	5.3955	5.3105	5.1606	5.0842	5.0456	5.0260	5.0201
July 1, 2018	6.1828	6.0998	5.8377	5.6835	5.5318	5.4179	5.3217	5.1557	5.0764	5.0396	5.0227	5.0201
October 1, 2018	6.1879	6.1445	5.9134	5.7487	5.5761	5.4431	5.3308	5.1439	5.0637	5.0315	5.0201	5.0201
January 1, 2019	6.1920	6.1793	6.0095	5.8385	5.6363	5.4725	5.3340	5.1197	5.0452	5.0227	5.0201	5.0201
April 1, 2019	6.1958	6.1953	6.1277	5.9784	5.7342	5.5082	5.3166	5.0717	5.0242	5.0201	5.0201	5.0201
July 1, 2019	6.1996	6.1996	6.1996	6.1996	6.1996	5.5556	5.0201	5.0201	5.0201	5.0201	5.0201	5.0201

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                                          if the applicable stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight-line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;

•                                          if the applicable stock price is in excess of $50.00 per share (subject to adjustment), then the fundamental change early settlement rate will be the minimum settlement rate; or

•                                          if the applicable stock price is less than $4.00 per share (subject to adjustment), the “minimum stock price,” the fundamental change early settlement rate will be determined as if the stock price equaled the minimum stock price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two dates in the table.

The maximum number of shares of the Issuer’s common stock deliverable under a Purchase Contract is 6.1996, subject to adjustment.

Acquisition Termination Redemption:	The second and third paragraphs on Page S-62 of the Preliminary Prospectus Supplement are updated as follows:

The following table sets forth the acquisition redemption rate per Purchase Contract for each acquisition termination stock price and termination date set forth below; provided, that if the applicable acquisition termination stock price is equal to or less than the Reference Price, the acquisition redemption rate will be determined pursuant to the first bullet of the definition of “redemption amount” above:

Termination date	Acquisition termination stock price
	$16.13	$18.00	$19.92	$25.00	$30.00	$35.00	$40.00	$50.00
June 21, 2016	5.3341	5.2758	5.2268	5.1359	5.0821	5.0488	5.0277	5.0201
October 1, 2016	5.3540	5.2917	5.2393	5.1425	5.0858	5.0512	5.0296	5.0201
January 1, 2017	5.3731	5.3067	5.2509	5.1480	5.0884	5.0527	5.0307	5.0201
April 1, 2017	5.3931	5.3222	5.2624	5.1529	5.0903	5.0535	5.0313	5.0201
July 1, 2017	5.4151	5.3387	5.2744	5.1571	5.0913	5.0534	5.0312	5.0201

The exact acquisition termination stock prices and termination date may not be set forth in the table above, in which case:

•                                          if the applicable acquisition termination stock price is between two acquisition termination stock prices in the table or the termination date is between two termination dates in the table, the acquisition redemption rate will be determined by straight-line interpolation between the acquisition redemption rates set forth for the higher and lower acquisition termination stock prices and the two termination dates, as applicable, based on a 365-day year; or

•                                          if the applicable acquisition termination stock price is in excess of $50.00 per share (subject to adjustment), then the acquisition redemption rate will be the minimum settlement rate.

Repurchase of Amortizing Notes at the Option of the	If a fundamental change occurs, or if the Issuer elects to

Holder:

settle the Purchase Contracts early or to redeem the purchase contracts in connection with an acquisition termination redemption, then holders of Amortizing Notes (whether as components of Units or separate Amortizing Notes) will have the right to require the Issuer to repurchase some or all of their Amortizing Notes for cash at a repurchase price per Amortizing Note equal to the principal amount of such Amortizing Note as of the repurchase date, plus accrued and unpaid interest on such principal amount to, but excluding, the repurchase date, calculated at a rate of 7.00% per annum (as increased by any additional interest).

Payments on the Amortizing Notes:

The Amortizing Notes will pay holders equal quarterly installments of $1.7500 (or, in the case of the installment payment due on October 1, 2016, $1.9444) per Amortizing Note, which in the aggregate will be equivalent to a 7.00% cash payment per year with respect to each $100.00 Stated Amount of each Unit. Each installment will constitute a payment of interest (at a rate of 7.00% per annum), and a partial repayment of principal, on the Amortizing Note, allocated as set forth on the following amortization Schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
October 1, 2016	$1.57599	$0.36845
January 1, 2017	$1.44597	$0.30403
April 1, 2017	$1.47128	$0.27872
July 1, 2017	$1.49702	$0.25298
October 1, 2017	$1.52322	$0.22678
January 1, 2018	$1.54988	$0.20012
April 1 2018	$1.57700	$0.17300
July 1, 2018	$1.60460	$0.14540
October 1, 2018	$1.63268	$0.11732
January 1, 2019	$1.66125	$0.08875
April 1, 2019	$1.69032	$0.05968
July 1, 2019	$1.71990	$0.03010

Fair Market Value of Units:	The Issuer has determined that the fair market value of each Amortizing Note is $18.9491 and the fair market value of each Purchase Contract is $81.0509.

Public Offering Price:	$100.00 per Unit; $400.00 million total (or $460.00 million if the underwriters exercise their over-allotment option to purchase additional Units in full)

Underwriting Discount:	$3.00 per Unit; $12.0 million total (or $13.8 million if the underwriters exercise their over-allotment option to purchase additional Units in full)

Total proceeds to Issuer, after deducting underwriting discounts and estimated expenses:

The Issuer estimates that the net proceeds of this offering will be approximately $385.5 million (or approximately $443.7 million if the underwriters exercise their over-allotment option to purchase additional Units in full), after deducting the underwriters’ commissions and estimated offering expenses payable by the Issuer.

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Mitsubishi UFJ Securities (USA), Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

SunTrust Robinson Humphrey, Inc.

Listing:

The Issuer intends to apply for a listing of the Units on the NYSE under the symbol “DYNC.” However, the Issuer can give no assurance that the Units will be so listed.  Prior to this offering, there has been no public market for the Units.

Pricing Date:	June 15, 2016

Trade Date:	June 16, 2016

Settlement Date:	June 21, 2016

CUSIP for the Units:	26817R AQ1

ISIN for the Units:	US26817RAQ11

CUSIP for the Purchase Contracts:	26817R 124

ISIN for the Purchase Contracts:	US26817R1243

CUSIP for the Amortizing Notes:	26817R AR9

ISIN for the Amortizing Notes:	US26817RAR93

Updates to Disclosure

The definition of “acquisition termination stock price” on Page S-61 of the Preliminary Prospectus Supplement is updated as follows:

“Acquisition termination stock price” means the average of the closing prices of our common stock over the 20 consecutive trading day period ending on, and including, the date on which we provide notice of acquisition termination redemption.

The Issuer has filed a prospectus supplement and a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, prospectuses may be obtained from: Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY, by telephone: 1-866-718-1649 or by email: prospectus@morganstanley.com or RBC Capital Markets, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, New York 10281, Attention: Equity Syndicate, or by telephone at (877) 822-4089, or by email at equityprospectus@rbccm.com.

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